5885 Hollis Street, Suite 100

Emeryville, CA 94608

Telephone (510) 450-0761

September 24, 2010

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker

Re:	Amyris, Inc. Form S-1 originally filed April 16, 2010, as amended (Registration No. 333-166135), and corresponding Registration Statement on Form 8-A (File No. 001-34885)

Acceleration Request

Requested Date:	September 27, 2010

Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective concurrently at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Daniel J. Winnike or Sayre E. Stevick, both of whom are associated with our counsel Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Winnike at (650) 335-7657, or in his absence Mr. Stevick at (650) 335-7868. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Fenwick & West LLP, attention: Daniel J. Winnike and Mariana S. Antcheva, via facsimile to (650) 938-5200.

Sincerely,

AMYRIS, INC.

By:	/s/ John G. Melo
John G. Melo
President and Chief Executive Officer

cc:	Tamara Tompkins, Esq., Amyris, Inc.

Sayre E. Stevick, Esq., Fenwick & West LLP